U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 1-11386

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ]   Form 10-K                                         [X]   Form 10-Q
[ ]   Form 11-K                                         [ ]   Form N-SAR
[ ]   Form 20-F

For Period Ended:     JUNE 30, 2001
                 -------------------------

[ ]   Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]   Transition Report on Form 11-K        [ ]  Transition Report on Form N-SAR
[ ]   Transition Report on Form 20-F

For Transition Period Ended:
                            --------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:







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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:     INTERNATIONAL FAST FOOD CORPORATION
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Former Name if Applicable:
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number):

                              1000 LINCOLN ROAD, SUITE 200
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City, State and Zip Code:      MIAMI BEACH, FL 33139
                         -------------------------------------

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PART II - RULE 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]  (a)     The  reasons  described  in  reasonable  detail in Part III of this form could not be  eliminated  without unreasonable effort or expense;
[X]  (b)     The subject annual report or portion thereof will be
             filed on or before the 15th calendar day following the
             prescribed due date; or the subject quarterly report or
             portion thereof will be filed on or before the fifth
             calendar day following the prescribed due date; and
[ ]  (c)     The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.




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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           Difficulties were encountered in coordinating the information from sources in Poland and incorporating that information within the Form 10-Q within the prescribed time period. The Registrant, however, currently anticipates that it will file the Form 10-Q no later than August 20, 2001.




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PART IV - OTHER INFORMATION

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(1)   Name and telephone number of person to contact in regard to this notification:

         Mitchell Rubinson           305                   531-5800
     ------------------------- -------------------- ----------------------------
           (Name)                 (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                                       [ ] Yes                [X]  No

      The registrant's annual report on Form 10-K for the year ended December 31, 2000 was filed with the Securities and Exchange Commission on April 18, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [X] Yes                [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           See Attachment A hereto.



                       INTERNATIONAL FAST FOOD CORPORATION
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2001
                                       By:     ------------------------------
                                       Name:   Mitchell Rubinson
                                       Title:  Chairman of the Board,
                                               President and Chief Executive
                                               Officer





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                            ATTACHMENT TO FORM 12B-25



                  FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2001



PART IV - OTHER INFORMATION



(3) The Registrant anticipates that it will report a significant and material change in its results of operations for the three months ended June 30, 2001 from the corresponding period for the last fiscal year. The Registrant anticipates that it will report a net loss for the three months ended June 30, 2001 of approximately $1,800,000 compared to net income of $2,134,559 for the three months ended June 30, 2000.





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